UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								April 5, 2007


Via Facsimile (8610-65636000) and US Mail

Chen Geng
Chairman of the Board of Directors
PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing, 100011
The People`s Republic of China

	Re:	PetroChina Company Limited
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 20, 2006
		Form 6-K filed June 30, 2005
 		Response Letters Dated July 31, 2006, February 15, 2007
      File No. 1-15006

Dear Mr. Geng:

      We have reviewed your response and have the following comments.
Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment five of our letter dated
August
18, 2006 and your belief that "investors understand that the company has no control over how dividends that it pays to its shareholders are ultimately used and will therefore not consider CNPC`s activities in Sudan and other countries to have an impact on PetroChina`s business reputation or share value." Please advise us of the purpose of the Sudan carve-out disclosed in the Form 6-K filed on June 30, 2005 and any similar arrangements. It appears that investor concerns about CNPC`s Sudan-related activities at the time of your IPO were largely responsible for the segregated accounts as described in your
July 31, 2006 response letter. It also appears that similar concerns were addressed by incorporating a carve-out into the 2005 restructuring. Please expand the discussion of principal factors in response to prior comment five to address the investor concerns affecting your decision in 2000 to segregate accounts and your decision in 2005 to incorporate a carve-out to the acquired operations.
2. Please expand the discussion of principal factors in response to prior comments four and five to address investor concerns known to you regarding your controlling shareholder`s activities with or in Iran, Syria and Sudan. Your response should address CNPC`s 88.21% ownership, which, as disclosed on page 16 of your Form 20-F, "enables
CNPC to elect our entire board of directors without the concurrence of any of our other shareholders."
3. In this regard, please revise the discussion of your relationship with CNPC in future filings to briefly address the carve-out and similar arrangements with CNPC, or advise.
4. Please address the applicability to your Iran-related contacts and activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-
3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chen Geng
PetroChina Company Limited
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